UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 2)

GNC Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.001
par value per share
(Title of Class of Securities)
36191G107
(CUSIP Number)
Harbin Pharmaceutical Group Co., Ltd
No. 68, Limin West Fourth Street
Limin Development Zone
Harbin, People’s Republic of China
(86) 0451-51961111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 23, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Harbin Pharmaceutical Group Co., Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,738,317 shares of Common Stock

	8	SHARED VOTING POWER
0 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
60,738,317 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,738,317 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.79%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The calculation assumes that there are a total of 84,607,231 shares of Common Stock outstanding as of May 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 11, 2020, and that a total of an additional 60,738,317 shares of Common Stock would be issuable as of the date hereof upon conversion of the Convertible Preferred Stock, representing $25,000,000 of accumulated dividend thereon (at a per share conversion price of $5.35).

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of GNC Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D, as previously filed on November 19, 2018 with the Securities and Exchange Commission by Harbin Pharmaceutical Group Co., Ltd, a corporation incorporated in the People’s Republic of China (“Harbin”), as amended by Amendment No. 1 thereto filed on November 4, 2019, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged.
Item 4.	Purpose of Transaction
The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
Restructuring
On June 23, 2020, the Issuer announced that it, certain of its North American entities, certain of its secured lenders, and key stakeholders reached an agreement to pursue a dual path process to allow the Issuer to restructure its balance sheet and accelerate its business strategy through Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Restructuring Transaction”).  The Issuer reached an agreement on a pre-arranged standalone plan of reorganization (the “Standalone Plan”) and an agreement in principle (the “Term Sheet”) for a sale (the “Sale”) of the Issuer’s business to Harbin Pharmaceutical Group Holding Co., Ltd., an affiliate of Harbin, or its designee (the “Purchaser”) for $760 million, subject to adjustments.  If the Sale is timely consummated, it would be implemented instead of the Standalone Plan.  The Issuer expects to confirm the Standalone Plan or consummate the Sale in the fall of 2020.
The Purchaser is currently engaged in discussions with the Issuer’s management, Board of Directors and other stakeholders with respect to the Sale, definitive documents therefor and other strategic transactions that, if consummated, could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
The Term Sheet does not include a description of all of the terms, conditions, and other provisions that will be contained in the definitive documentation governing the Sale and the final terms and the occurrence of the Sale are subject to terms and conditions to be set forth therein.  There can be no assurance that the Sale will occur, or that the structure or terms of any such Sale, if it occurs, will not change materially from the structure and terms contemplated in the Term Sheet and summarized herein. The transactions contemplated by the Term Sheet are subject to definitive documentation on terms and conditions mutually acceptable to the parties and on a number of other usual and customary conditions precedent including, without limitation, that the Bankruptcy Court will have entered an order approving the Sale as implemented pursuant to a bid and auction process under Section 363 of the Bankruptcy Code or in connection with confirmation of a Chapter 11 plan, whichever is more efficient and expeditious, and such order will not have been stayed or modified or subject to appeal. Further, certain of the transactions contemplated by the Term Sheet, including entering into new financing facilities and instruments would involve transactions with third-parties or be subject to the receipt of approvals (which approvals may or may not be obtained), and could be further contingent on the satisfaction of certain conditions (including various third-party consents) and various other matters outside of the control of the Issuer or the Purchaser. Harbin reserves the right to change their intention with respect to any and all matters referred to in this Item 4 at any time.
Harbin further intends to continuously evaluate the Issuer’s businesses and prospects, refinancing options, alternative investment opportunities and all other factors deemed relevant with respect thereto.  The foregoing description of such possible transactions does not purport to be complete.
Except as set forth herein, Harbin has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
The information previously provided in the first paragraph of the response to Item 5(a) – (c) is hereby amended and restated to read as follows:
(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock beneficially owned by Harbin is based on 84,607,231 shares of Common Stock outstanding as of May 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 11, 2020.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2020

Harbin Pharmaceutical Group Co., Ltd

By:	/s/ Zhenping Zhang
Title:	Authorized Signatory